Over 1M users cut their writing time by 40% with AI-powered writing assistant - wherever you write!



compose.ai   San Francisco, CA   [icons]   Y Combinator   Notable Angel   SaaS   VC-Backed   Fast Growth

Highlights

VC-Backed	Y Combinator	Fast Growth
Raised $250K or more from a venture firm	Raised from Y Combinator	Revenue growing 2X/yr for at least prior 6 months

1. ✅ Backed by top-tier investors: Y Combinator, Craft Ventures, and Sequoia

2. 🥇 Recognized by Google as a Top Chrome Extension of the Year

3. ❤️ Organically grew to 1M+ users with zero marketing spend

4. 🧠 Founded by ex-Amazon & ex-Google tech visionaries

5. 🍪 Cutting-edge in-house AI autocomplete technology

6. ✨ Voted #1 tool by independent industry evaluation

7. ⏱️ Reduces typing time by over 40% for power users

Featured Investors

Dream Ventures   Follow   Invested $500,000 ⓘ

Dream Ventures is an early-stage venture capital firm focused on building high-growth and disruptive companies.
dreamventures.com

Eric, Partner
"--"

Jeremy Voss 🔗   Follow   Invested $50,000 ⓘ

Jeremy Voss is a Director of Product Management at Meta, where he focuses on
Generative AI. Prior to joining Meta, Jeremy was Director of Product at Snap, Inc., where

Generative AI. Prior to joining Meta, Jeremy was Director of Product at Snap Inc., where he headed Snapchat's Generative AI and AR teams.

"I am very impressed with Compose.AI. It excels with a user-focused approach, agility, and commitment to quality. Plus the strong engineering and organic growth to over 1 million users without heavy advertising are outstanding gives me great confidence in their product and market strategy - with an ability to scale far beyond where they are today."

👤 **Underdog Labs**   Follow   Invested $100,000 ⓘ

UNDERDOG LABS IS A VENTURE FUND FOCUSED ON VERY EARLY STAGE OPPORTUNITIES. WE ARE DEDICATED TO HELPING MISSION DRIVEN FOUNDERS NAVIGATE THE EARLY STARTUP WATERS TO BUILD AND LAUNCH TRULY TRANSFORMATIONAL COMPANIES.
underdoglabs.io

Alex Chang, Co-Founder
"Compose AI stands out for its unique technical capabilities]and sophisticated AI integration. We've been given a preview of what's to come and it has the potential to transform the way that people do work."

👤 Other investors include <u>Craft Ventures</u>

Our Founder



Michael Shuffett   Founder & CEO

ex-Amazon Ai, ex-Disney, ex-BCG. Founder of Quant Collective

Compose AI

Compose AI is your personal AI assistant that is available wherever you write



We've had strong organic user growth

We're grateful for our users! We receive on average 15K hits a day on our website - and that's been organically. Future projections are not guaranteed

And we're backed by some of the top investors

Y Combinator

CRAFT

SEQUOIA

Goodwater

underdog labs

ROOT & SHOOT VENTURES

Select Institutional Investors


Compose AI User Videos!
Copy link
1Corinthians 10:31
KEITH BERNS
FOUNDER, GREEN COVER
you know help put the words together
Watch on YouTube

Meet the founder


Meet the founder.
Hey, I'm Michael.
Companies I've Worked With:
Amazon, Disney, Boston, McDonalds, Ford, Gartner, Starbucks
Companies I've Founded:
Quant Collective
Compose AI
Investors who've worked with me:
Y Combinator, Sequoia, David Sacks from Craft Ventures
Notable Accomplishments:
Delivered billions of dollars of revenue with applied AI at multiple companies
I nerd out! with seven degrees, including a Bachelor's and an MSc in Computer Science/ML
I've helped to develop future prediction systems for the U.S Government
amazon
BCG
Disney

See Compose in action


Welcome to Compose AI
Share
Watch on YouTube


Maximize LinkedIn Success: Mastering Compose AI for


Watch later
Share
Sergey Brin played a key role in creating
its ChatGPT rival
Watch on YouTube

We built our own model to power diverse and real-time use-cases


How Our Model Works
GPT-3 had limitations so we built our own NLP model instead
Blogs
Twitter
Reddit
Wikipedia
The Internet
Preprocess
500 workers completes in 16 hours
7 terabytes
General Purpose Model
Domain Specific Model
Users Email Dataset
User Model
Server
Bidirectional Streaming
Chrome Extension Usage

Business model

- We have a **freemium business model**
- So far, we've been focusing on **free users - and our user base has grown significantly.**
- We launched monetization a year ago and are **ready to scale** it with this cash injection
- We have a large number of business users and are ready to start expand into **team accounts and enterprise** ❤️‍🔥

What's Next:

USE OF FUNDS! We've strategized on the best way to take the support from you, develop the product, and build up our community even further:

- **Product Development:**🛠 We have been developing deep end-to-end workflow automation / web agents !
- Plus The creation of Plugins, including image Generation & Scheduling
- Improve our user interface
- Substantially build out bottoms up **Enterprise Sales** 💰 with more **customized features** - thereby further developing our product
- **Marketing and Customer Acquisition** 👥: We just launched the monetized version of the product a year ago, and are ready to scale
- Through an affiliate program, we would love to establish an advisory committee of **user and influencer affiliates** who provide **regular feedback** on the product, and how it can be improved for our most popular use cases!
- Enhance our community and user engagement!

Team Expansion🤓**:** Hire skilled professionals in engineering, design, and sales.

Operating Expenses✅**:** Cover essential costs like technology infrastructure and office space

office space.